Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars

	Three Months Ended
	March 31

	2003	2002

	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$2,565	51
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(1)	28
Fixed charges, excluding capitalized interest*	261	149

	$2,825	228

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$209	107
Capitalized interest	74	51
Preferred dividend requirements of subsidiary and capital trusts	7	13
Interest portion of rental expense	42	23

	$332	194

Ratio of Earnings to Fixed Charges	8.5	1.2

* Includes amortization of capitalized interest totaling approximately $3 million in 2003 and $6 million in 2002.

Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.